06002561

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE STURGES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 NORTH HIGH STREET
(No. and Street)

DUBLIN	OHIO	43017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL R. STURGES (614) 761-0221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARK P. MURPHY & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1051 OLD HENDERSON ROAD, SUITE A	COLUMBUS	OHIO	43220
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 09 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2006 WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL R. STURGES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE STURGES COMPANY, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF OHIO

SUSAN E. JOHNSON
Notary Public, State of Ohio
My Commission Expires
10-01-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STURGES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of The Sturges Company

We have audited the accompanying statement of financial condition of The Sturges Company (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Sturges Company as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Mark P. Murphy & Associates

Mark P. Murphy & Associates

January 31, 2006

1051 OLD HENDERSON ROAD • SUITE A • COLUMBUS, OHIO 43220

(614) 459-3182 • FAX (614) 459-6547

THE STURGES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

		2005
Cash and Cash Equivalents	$	176,102
Prepaid Expenses and Other Receivables		5,847
CURRENT ASSETS		181,949
Furniture and Fixtures and Cost, Net of Accumulated Depreciation of $51,465		0
TOTAL ASSETS	$	181,949

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$	6,039
Subordianted Debt Payable to Stockholder (Note 5)		200,000
TOTAL LIABILITIES		206,039
Common Stock-750 Shares Authorized, 100 issued and Outstanding, Stated Value of $5 per Share		500
Retained Earnings		(24,590)
TOTAL STOCKHOLDER'S EQUITY		(24,090)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	181,949

The accompanying notes are an integral part of the financial statements

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. Organization

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealer, Inc. (NASD). The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans.

2. Significant Accounting Policies

Revenue Recognition

Fee income is recognized when the underwriting is completed and the income is reasonably determined.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as deposits or investments in local banks or other credit institutions with maturity dates of 90 days or less.

Fair Value of Financial Instruments

The Company believes that the fair value of its financial instruments (cash, trade and notes receivables, and trade and notes payable) approximates their carrying value based on the related interest rates and corresponding risk.

Income Taxes

The Company has elected for federal income tax purposes, under the internal revenue Code and the State of Ohio, to be an S-corporation. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include additions and improvements that extend the useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred.

Depreciation is computed over the estimated useful lives of the assets using the straight-line method for buildings and improvements, and the double declining balance method for equipment.

As of December 31, 2005 property, plant and equipment are fully depreciated.

3. Related Party Lease

The company has an agreement with a related party to lease office space. The lease calls for monthly payments of $2,900 through December 31, 2006. Lease expense for 2005 was $34,800.

The future annual minimum rental payments required under all operating leases that have initial or remaining lease terms in excess of one year are as follows:

Year Ending December 31:	
2005	$ 34,800
Total minimum lease payments	$ 34,800

4. Subordinated Borrowings

The sole stockholder loaned $200,000 to the Company prior to January 1, 2002. The maturity date is December 31, 2007 and the current interest rate is 3.38%. The loans are subordinated to the claims of the Company's creditors. Pursuant to an agreement with the NASD, the debt qualifies as capital for the net capital calculation.

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

5. Net Capital Requirement

As a registered broker, The Sturges Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt items. At December 31, 2005, the Company had net capital of $173,396, which exceeded the requirements of $100,000 by $73,396.

6. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Columbus, Ohio. The Federal Deposit Insurance Corporation up to $100,000 insures the balances. At December 31, 2005, the Company's cash balance totals $176,102.

7. Retirement Plans

The Company has set up a deferred compensation plan, which covers all full time employees. These employees are the administrators of the plan. Contributions are made at the discretion of management and are funded as accrued. Contributions in 2005 were $ -0-.